                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM T-1

                           Statement of Eligibility
                     Under the Trust Indenture Act of 1939
                     of a Corporation Designated to Act as
                                    Trustee

                     Check if an Application to Determine
                 Eligibility of a Trustee Pursuant to Section
                           305(b)(2) _______________

                          HARRIS TRUST AND SAVINGS BANK
                                (Name of Trustee)

        Illinois                                            36-1194448
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                111 West Monroe Street; Chicago, Illinois 60603
                   (Address of principal executive offices)

                  Jeff Kinney, Harris Trust and Savings Bank,
               111 West Monroe Street, Chicago, Illinois, 60603
                                 312-461-6030

          (Name, address and telephone number for agent for service)


               AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 1997-D.
                               (Name of obligor)

      Delaware                                            Not Applicable
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                          C/O Bankers Trust (Delaware)
                                E.A. Delle Donne
                                Corporate Center
                               Montgomery Building
                           1011 Centre Road, Suite 200
                         Wilmington, Delaware 19805-1266
                    (Address of principal executive offices)


                       Class A-1 5.80% Asset Backed Notes
                   Class A-2 Floating Rate Asset Backed Notes
                       Class A-3 6.24% Asset Backed Notes
                         (Title of indenture securities)


               Wholly owned subsidiary of Harris Bankcorp, Inc.

 1.      GENERAL INFORMATION. Furnish the following information as to the
         Trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

                  Commissioner of Banks and Trust Companies, State of Illinois, Springfield, Illinois; Chicago Clearing House Association, 164 West Jackson Boulevard, Chicago, Illinois; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System,Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers.

                  Harris Trust and Savings Bank is authorized to exercise corporate trust powers.

 2. AFFILIATIONS WITH OBLIGOR. If the Obligor is an affiliate of the Trustee, describe each such affiliation.

                  The Obligor is not an affiliate of the Trustee.

 3. thru 15.

                  NO RESPONSE NECESSARY

16.      LIST OF EXHIBITS.

         1. A copy of the articles of association of the Trustee is now in effect which includes the authority of the trustee to commence business and to exercise corporate trust powers.

              A copy of the Certificate of Merger dated April 1, 1972 between Harris Trust and Savings Bank, HTS Bank and Harris Bankcorp, Inc. which constitutes the articles of association of the Trustee as now in effect and includes the authority of the Trustee to commence business and to exercise corporate trust powers was filed in connection with the Registration Statement of Louisville Gas and Electric Company, File No. 2-44295, and is incorporated herein by reference.

         2.   A copy of the existing by-laws of the Trustee.

              A copy of the existing by-laws of the Trustee was filed in connection with the Registration Statement of Hillenbrand Industries, Inc., File No. 33-44086, and is incorporated herein by reference.

         3.   The consents of the Trustee required by Section 321(b) of the Act.

(included as Exhibit A on page 2 of this statement)

         4. A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.

(included as Exhibit B on page 3 of this statement)

               Wholly owned subsidiary of Harris Bankcorp, Inc.

                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HARRIS TRUST AND SAVINGS BANK, a corporation organized and existing under the laws of the State of Illinois, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 17th day of November, 1997.

HARRIS TRUST AND SAVINGS BANK

By: /s/ Patricia Kelly Acker
    ------------------------------
         Patricia Kelly Acker
         Vice President

EXHIBIT A

The consents of the trustee required by Section 321(b) of the Act.

Harris Trust and Savings Bank, as the Trustee herein named, hereby consents that reports of examinations of said trustee by Federal and State authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

HARRIS TRUST AND SAVINGS BANK

By: /s/ Patricia Kelly Acker
    ------------------------------
         Patricia Kelly Acker
         Vice President

               Wholly owned subsidiary of Harris Bankcorp, Inc.

                                                                   EXHIBIT B
Attached is a true and correct copy of the statement of condition of Harris Trust and Savings Bank as of September 30, 1997, as published in accordance with a call made by the State Banking Authority and by the Federal Reserve Bank of the Seventh Reserve District.

                          [LOGO] HARRIS BANK

                         Harris Trust and Savings Bank
                            111 West Monroe Street
                            Chicago, Illinois 60603

of Chicago, Illinois, And Foreign and Domestic Subsidiaries, at the close of business on September 30, 1997, a state banking institution organized and operating under the banking laws of this State and a member of the Federal Reserve System. Published in accordance with a call made by the Commissioner of Banks and Trust Companies of the State of Illinois and by the Federal Reserve Bank of this District.

                         Bank's Transit Number 71000288

                                                                                 THOUSANDS
                                             ASSETS                              OF DOLLARS
Cash and balances due from depository institutions:
              Non-interest bearing balances and currency and coin.............   $ 1,188,709
              Interest bearing balances.......................................   $   550,173
Securities:
a.  Held-to-maturity securities...............................................   $         0
b.  Available-for-sale securities.............................................   $ 3,685,983
Federal funds sold and securities purchased under agreements to resell i......   $   396,400
Loans and lease financing receivables:
              Loans and leases, net of unearned income.......... $ 8,401,048
              LESS:  Allowance for loan and lease losses........ $   107,180
                                                                 -----------
              Loans and leases, net of unearned income, allowance, and reserve
              (item 4.a minus 4.b)............................................   $ 8,293,868
Assets held in trading    accounts............................................   $    98,368
Premises and fixed assets (including capitalized  leases).....................   $   213,612
Other real estate owned.......................................................   $       778
Investments in unconsolidated subsidiaries and associated companies...........   $        86
Customer's liability to this bank on acceptances outstanding..................   $    41,205
Intangible assets.............................................................   $   283,839
Other assets..................................................................   $   603,886
                                                                                 -----------

TOTAL ASSETS..................................................................   $15,356,907
                                                                                 ===========

               Wholly owned subsidiary of Harris Bankcorp, Inc.

                                  LIABILITIES

Deposits:
     In domestic offices................................................................................                $8,374,055
              Non-interest bearing......................................................................  $2,770,029
              Interest bearing..........................................................................  $5,604,026
     In foreign offices, Edge and Agreement subsidiaries, and IBF's.....................................                $1,991,659
              Non-interestbearing.......................................................................  $   27,364
              Interest bearing..........................................................................  $1,964,295
Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBF's:
     Federal funds purchased.& securites sold under agreements to repurchase............................                $2,549,328
Trading Liabilities.....................................................................................                    62,186
Other borrowed money:...................................................................................                  $630,911
a.  With remaining maturity of one year or less.........................................................                        $0
b.  With remaining maturity of more than one year
Bank's liability on acceptances executed and outstanding................................................                   $41,205
Subordinated notes and debentures.......................................................................                  $325,000
Other liabilities.......................................................................................                  $132,188
                                                                                                          ------------------------
TOTAL LIABILITIES.......................................................................................               $14,106,532
                                                                                                          ========================

                                         EQUITY CAPITAL
Common stock............................................................................................                  $100,000
Surplus.................................................................................................                  $600,853
a.  Undivided profits and capital reserves..............................................................                  $553,257
b.  Net unrealized holding gains (losses) on available-for-sale securities..............................                   ($3,735)
                                                                                                          ------------------------

TOTAL EQUITY CAPITAL                                                                                                    $1,250,375
                                                                                                          ========================
Total liabilities, limited-life preferred stock, and equity capital.....................................               $15,356,907
                                                                                                          ========================


         I, Pamela Piarowski, Vice President of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                PAMELA PIAROWSKI
                                    10/29/97

         We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and, to the best of our knowledge and belief, has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and the Commissioner of Banks and Trust Companies of the State of Illinois and is true and correct.

              EDWARD W. LYMAN,
              ALAN G. McNALLY,
              JAMES J. GLASSER
                                                                    Directors.

               Wholly owned subsidiary of Harris Bankcorp, Inc.


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